SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 27, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2011 Nine Months Group Financial Report

Interim consolidated financial statements for the nine months ended September 30, 2011

Key Financials

Key Financials	2011	2010			2011	2010
(in EUR million)	9M	9M	+/-		Q3	Q3	+/-
Revenues	470.8	559.1	-16%		89.8	212.7	-58%
Gross profit	219.7	294.5	-25%		38.7	110.6	-65%
Gross margin	47%	53%	-6	pp	43%	52%	-9	pp
Operating result (EBIT)	129.8	189.6	-32%		0.6	82.6	-99%
EBIT margin	28%	34%	-6	pp	1%	39%	-38	pp
Net result	90.5	130.9	-31%		0.0	56.8	-100%
Net result margin	19%	23%	-4	pp	0%	27%	-27	pp
Net result per share - basic (EUR)	0.90	1.31	-31%		0.00	0.57	-100%
Net result per share - diluted (EUR)	0.89	1.29	-31%		0.00	0.56	-100%
Free cash flow*	-8.8	158.1	-106%		-29.3	77.0	-138%
Equipment order intake	484.1	544.3	-11%		51.5	200.4	-74%
Equipment order backlog (end of period)	244.8	278.7	-12%		244.8	278.7	-12%

* Operating CF + Investing CF + Changes in Cash Deposits

24 Month Business Development	2011 Guidance Model

Key Share Data

Key Share Data	9M/2011		9M/2010
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	10.97	14.52	21.80	29.78
Period High Price	33.48	44.88	28.75	38.56
Period Low Price	10.97	14.52	19.12	23.11
Number of shares issued (end of period)	101,787,527		101,072,874
Market capitalization (end of period), million EUR, million USD	1,116.6	1,478.0	2,203.4	3,010.0

Forward-Looking Statements

This report may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for R&D and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of larger diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or Hydride Vapor Phase Epitaxy (“HVPE”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period Q3/2011

Macro-economic environment

•             The risks to global financial stability have increased significantly in recent months, with predictions of slower economic growth being announced by several expert institutions. The global concern over the Euro debt crisis has escalated and consequently increased the turbulence within the financial markets. Coupled with the credit downgrades of several countries, including the United States, all of these factors have generated a sense of uncertainty across the entire global financial system.

•             Virtually all stock markets have suffered significantly from these macro-economic developments. The MSCI World Index has decreased by 17%, the German DAX30 Index has dropped by 25%, the TecDAX30 Index by 26% and the AIXTRON shares by 53%.

US Dollar - Euro development

•             Towards the end of the third quarter, the value of the Euro depreciated against the US Dollar on continued concerns about the European debt crisis and about the stability of the European monetary union. The USD/EUR exchange rate fell below the 1.40 USD/EUR mark on September 8, to end the quarter at 1.34 USD/EUR which represents a change of almost 8% against the USD/EUR exchange rate at the end of the previous quarter (June 30, 2011: 1.45 USD/EUR).

•             The strengthening of the US Dollar towards the end of the period led to a EUR 12.4m expense of currency hedging and translation effects in the quarter-end mark-to-market of pending hedging instruments and customer deposits as of June 30, 2011.

•             However, the average exchange rate used by AIXTRON for the income and expenses of Q3/2011 was 1.44 USD/EUR, almost unchanged from the previous quarter’s booking rate (Q2/2011: 1.45 USD/EUR), resulting in no significant sequential currency impact on revenues.

Financing and margin pressures for LED manufacturers

•             During the reporting quarter, the previously high investment activities by Asian LED manufacturers, driven by substantial government funding, have become restained by an unscheduled but significant slow-down in demand. This partially resulted from insufficiently developed end-market demand, but is also evidence of some financing pressures on the Asian LED manufacturers, including increasing credit tightness in this region.

•             In this context, discussions with some of AIXTRON’s Asian LED customers have revealed an increasing concern about the short-term fragility of the global economic recovery, evidenced by slowing demand in the TV backlighting market, where, in all likelihood, the quantity of LED manufacturing equipment installed already represents close to 80% of the projected total equipment requirement for this end market. One consequence of these market developments has been that the end market prices for LEDs have declined, by up to 15% over the quarter, leading to evident margin pressures for Asian LED makers.

•             Whilst the vast majority of AIXTRON’s revenues traditionally come from Asia (86% in Q3/2011; 90% in Q2/2011; 92% in Q3/2010), significant shifts between the different Asian revenue regions have recently taken place, with China having become the Company’s most important revenue driver.

•             Despite the current market correction to the very aggressive growth targets being pursued in the Asian region, and the consequent reassessment of capacity investment plans by Asian LED manufacturers, AIXTRON Management still believes that the mid- to long-term LED market opportunities will materialize. Management remains convinced that the development of a sustainable LED lighting industry will follow this temporary period of uncertainty and that, in conjunction with government initiatives such as the Chinese 5 year plan or the Korean 60/20 Plan, the positive outlook for the LED industry and AIXTRON remains in place.

Revision of full-year guidance as consequence of customer investment restraints

•             On September 15, 2011, AIXTRON issued a revised 2011 revenue and EBIT guidance of EUR 600m – 650m of revenues and an EBIT performance of circa 25 - 30%.

•    Management also reviewed the equipment order backlog and decided, as a matter of prudence, to reduce the previously published order backlog of EUR 373.5m by EUR 100m.

•    This backlog and guidance adjustment took into account AIXTRON’s Management opinion on conversion risk, purchase order delays and deferred system delivery requests by several customers, specifically in Asia.

•             These adjustments represent a set-back for AIXTRON’s original full year targets, but reflect the previously described market challenges.

•             AIXTRON has already initiated cost reduction measures, so that the margin effect of reduced shipping volumes is minimized.

Revenue development and profitability affected by global market uncertainty

•             Quarterly revenues decreased by 49% sequentially from EUR 175.6m in Q2/2011 to EUR 89.8m in Q3/2011. In a year on year comparison, they were 58% lower (Q3/2010: EUR 212.7m). This sudden decrease in revenues is principally down to a small number of significant customer delayed deliveries, which are also reflected in the order backlog adjustments of September 15th.

•             The Company’s gross margin decreased sequentially by 1 percentage point, from 43% (EUR 76.9m) in Q2/2011 to 43% (EUR 38.7m) in Q3/2011. In Q3/2010, the gross profit recorded was EUR 110.6m in absolute terms or 52% of sales. The sequential decrease by comparison was mainly due to the revenue decline in Q3/2011.

•             The Q3/2011 EBIT came in slightly above break-even, at EUR 0.6m with a 1% EBIT margin (Q2/2011: EUR 54.3m or 31% margin; Q3/2010: EUR 82.6m or 39% margin). This EBIT decline is largely due to the lower revenues at the previously planned cost base and due to negative exchange rate revaluation effects in the third quarter of 2011.

•             For the third quarter of 2011, AIXTRON equipment order intake amounted to EUR 51.5m, which was 77% less than in Q2/2011 (EUR 222.2m) and 74% lower in a year on year comparison (Q3/2010: EUR 200.4m), predominantly due to the macro and market conditions described beforehand.

Launch of CRIUS® II-L

•             In July 2011, AIXTRON launched a larger version of the CRIUS® II MOCVD system; the CRIUS® II-L setting new benchmarks for MOCVD reactor capacity, throughput and LED production cost. What is now the world’s largest capacity throughput MOCVD reactor, the CRIUS® II-L is configurable as either a 3x8 inch, a 7x6 inch, 16x4 inch or a 69x2 inch wafer system and is offered as a variant of the already market proven CRIUS® II platform, thereby allowing customers a seamless transfer of their qualified high performance LED processes.

•             The reduction of manufacturing costs is a key issue in today’s LED industry, and the CRIUS® II-L offers unsurpassed capacity and throughput, combined with an outstanding yield due to its excellent uniformity and reproducibility.

•             AIXTRON has already received very positive customer response to this new product release, supporting the Management’s confidence in the positive mid- to long-term growth perspectives of the LED lighting industry and AIXTRON’s contribution to that growth.

Research project “HiPoSwitch” for GaN-based high power switching transistors approved

•             In Q3/2011, the HiPoSwitch joint research project, funded by the EU, was formally approved and started. The project consortium comprises eight participants, with AIXTRON being one of four industry partners. Through a coordinated approach, the members of the consortium are focused on the development of highly efficient Gallium Nitride (GaN) based power devices using silicon as the substrate material.

•             This new development has the potential to significantly decrease the components’ size and weight by increasing the conversion efficiency of the devices, while also increasing their lifetime. The most promising potential for GaN-on-Silicon power electronic devices are perceived to be in the fields of telecommunication, IT, consumer electronics, automotive and industrial applications.

•             The French market analyst; Yole Developpement, forecasts the initial market development for GaN devices in early 2012 leading to an estimated USD 50m total addressable market size by 2013 and approximately USD 350m by 2015.

3. Results of Operations

3.1. Development of Revenues

Quarterly revenues decreased by 49% sequentially from EUR 175.6m in Q2/2011 to EUR 89.8m in Q3/2011. In a year on year comparison, they were 58% lower (Q3/2010: EUR 212.7m). This sudden decrease in revenues was principally due to a small number of significant customer delayed deliveries that reflect a market correction of the very aggressive growth targets being pursued in the Asian region. Some macro-economic factors, including the growing uncertainty about financial stability, also had an influence on the recent revenue development.

During the first nine months of 2011, AIXTRON recorded cumulated revenues of EUR 470.8m, a decrease of EUR 88.3m, or 16%, compared to EUR 559.1m in the same period last year.

Equipment revenues, excluding spares and service, were EUR 77.0m in Q3/2011 and EUR 428.2m in 9M/2011 (9M/2010: EUR 523.7m), which represents 86% and 91% of the total Q3 and 9M/2011 revenues (9M/2010: 94%). The equipment AIXTRON sells, is mainly used by customers for the production of LEDs for consumer electronics products and, to an increasing extent, for emerging lighting applications. The year on year decrease in equipment revenues is mainly due to the recent customer delayed deliveries by Asian LED manufacturers.

The remaining revenues were generated by sales of spare parts and service, accounting for 14% and 9% of total revenues in Q3/2011 and 9M/2011 (9M/2010: 6%).

	2011		2010
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	428.2	91	523.7	94	-95.5	-18
Other revenues (service, spare parts, etc.)	42.6	9	35.4	6	7.2	20
Total	470.8	100	559.1	100	-88.3	-16

86% of total Q3/2011 revenues (Q3/2010: 92%) and 89% of total revenues in the first nine months of 2011 (9M/2010: 93%) were generated by sales to customers in Asia.

4% of revenues in Q3/2011 were generated in Europe (Q3/2010: 3%) and the remaining 10% in the USA (Q3/2010: 5%). In the first nine months of 2011, 4% of revenues were generated in Europe (9M/2010: 3%) and the remaining 7% in the USA (9M/2010: 4%).

	2011		2010
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	418.9	89	521.5	93	-102.6	-20
Europe	21.1	4	16.3	3	4.8	29
USA	30.8	7	21.3	4	9.5	45
Total	470.8	100	559.1	100	-88.3	-16

3.2. Development of Results

	2011		2010
	9M		9M		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	251.2	53	264.6	47	-13.4	-5
Gross profit	219.7	47	294.5	53	-74.8	-25
Operating costs	89.9	19	104.9	19	-15.0	-14
Selling expenses	25.0	5	39.9	7	-14.9	-37
General and administration expenses	24.9	5	21.8	4	3.1	14
Research and development costs	35.8	8	33.5	6	2.3	7
Net other operating (income) and expenses	4.2	1	9.7	2	(5.5)	-57

In Q3/2011, while revenues were 49% down sequentially and 58% down year on year, the absolute cost of sales were reduced by 48% sequentially and 50% year on year and amounted to EUR 51.2m (Q2/2011: EUR 98.8m; Q3/2010: EUR 102.1m). Year on year, the currency effect on revenues was the major reason for the recorded higher percentage of cost of sales of 57% in Q3/2011 (56% in Q2/2011; 48% in Q3/2010).

In a nine months comparison, cost of sales decreased year on year, by 5% from EUR 264.6m in 9M/2010 to EUR 251.2m. Cost of sales relative to revenues, were up to 53% (9M/2010: 47%).

The Company’s Q3/2011 gross profit decreased by 50% sequentially and 65% year on year due to the higher percentage of cost of sales relative to revenues and it amounted to EUR 38.7m (Q2/2011: EUR 76.9m; Q3/2010: EUR 110.6m) with a 43% gross margin (Q2/2011: 44%; Q3/2010: 52%).

The first nine months 2011 gross profit decreased by 25% year on year to EUR 219.7m (9M/2010: 294.5m), resulting in a nine months gross margin of 47% (9M/2010: 53%).

In an absolute sequential quarterly comparison, the Q3/2011 operating costs of EUR 38.0m (42% of total revenues) were 68% higher than in Q2/2011 with EUR 22.5m (13% of total revenues). Year on year, they were 36% higher than the EUR 28.0m (13% of total revenues) recorded in Q3/2010. This development is principally due to an increase in net other operating expenses, mainly reflecting the adverse effects of quarter-end mark-to-market of pending hedging instruments and customer deposits.

In a nine months comparison, operating costs decreased year on year in absolute terms by 14% to EUR 89.9m (9M/2010: EUR 104.9m). Relative to revenues they were stable at 19% with relatively high net other operating expenses in both periods.

The total operating costs were influenced by the single factors described hereafter:

In Q3/2011, selling expenses were stable at their absolute Q2 cost level of EUR 7.2m, while increasing, relative to revenues, by 4 percentage points sequentially (Q3/2011: 8%; Q2/2011: 4%). Year on year, they were down by 51% from EUR 14.8m in Q3/2010. Relative to revenues they increased by one percentage point, to 8% (Q3/2010: 7%), mainly due to lower sales volumes in Q3/2011.

In a nine months comparison, selling expenses decreased year on year by 37% to EUR 25.0m (9M/2010: EUR 39.9m), mainly due to the lower sales volumes, lower regional sales commissions and warranty expenses. Selling expenses relative to revenues decreased year on year by 2 percentage points to 5% compared to 7% in 9M/2010.

In Q3/2011, general and administrative expenses were down 16% compared to the previous quarter mainly due to lower external consultancy charges. Year on year, the general and administrative expenses were 4% lower amounting to EUR 7.4m or 8% of revenues (Q2/2011: EUR 8.7m, 5%; Q3/2010: EUR 7.7m, 4%).

In a nine months comparison, the 14% year on year increase in general and administration expenses to EUR 24.9m in 9M/2011 (9M/2010: EUR 21.8m) was principally due to increased personnel and IT infrastructure costs. General and administration expenses compared to revenues remained relatively stable at 5% of sales in 9M/2011 compared to 4% in 9M/2010.

Research and development costs in Q3/2011 also remained stable and at a similar level as in the previous quarter, amounting to EUR 11.8m or 13% of revenues, (Q2/2011: EUR 11.5m; Q3/2010: EUR 11.8m).

Nine months R&D costs increased by 7% year on year, from the EUR 33.5m recorded in 9M/2010, to EUR 35.8m in 9M/2011. This was due to the previously predicted increase in research and development activities requiring additional personnel and increased material consumption, depreciation and facilities’ costs, including those for the new R&D center. In relative terms, R&D costs in 9M/2011 were slightly higher at 8% of revenues (9M/2010: 6%).

This strong commitment to R&D, despite the current market difficulties, reflects the ongoing importance of AIXTRON’s research and development activities, resulting in a comprehensive pipeline of competitive products.

The previously predicted increase in the average number of R&D employees in 9M/2011 to 266 (9M/2010: 238), illustrates the degree to which AIXTRON is committed to and maintains a strong, well funded and focused R&D program within the business.

The new R&D center remains on budget and on schedule to be fully completed by the first quarter of 2012, although the first systems to be installed in this state-of-the-art facility will commence commissioning in Q4/2011.

	2011	2010
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	35.8	33.5	7%
R&D expenses, % of sales	8	6	2pp
R&D employees (period average)	266	238	12%
R&D employees, % of total headcount (period average)	32	32

Net other operating income and expenses in Q3/2011 resulted in expenses of EUR 11.7m, compared with an income of EUR 4.9m in Q2/2011 and an income of EUR 6.3m in the same period a year ago.

In the first nine month of 2011, the net other operating income and expenses resulted in an expense of EUR 4.2m compared to expenses of EUR 9.7m in 9M/2010.

Most of the Q3/2011 net other operating expenses are attributable to a currency related expense of EUR 12.4m (Q2/2011: EUR 4.6m income; Q3/2010: EUR 5.6m of income; 9M/2011: EUR 4.6m of expenses; 9M/2010: EUR 13.0m of expenses) principally from mark-to-market of USD/EUR hedging contracts and USD denominated advance payments from customers executed at quarter end. EUR 0.5m of R&D grants (Q2/2011: EUR 0.3m; Q3/2010: EUR 0.2m; 9M/2011: EUR 1.6m; 9M/2010: EUR 2.5m), received in Q3/2011, were recorded as other operating income.

Consequently, the Q3/2011 operating result came in slightly above break-even, at EUR 0.6m with a 1% EBIT margin (Q2/2011: EUR 54.3m or 31% margin; Q3/2010: EUR 82.6m or 39% margin). This Q3 decline in EBIT performance is principally due to the lower revenue volume, unchanged cost base and increased currency effects.

In a nine months comparison, the same influences apply and consequently the operating result decreased year on year by 32%, from EUR 189.6m in 9M/2010 to EUR 129.8m in 9M/2011 with a 6 percentage points lower EBIT margin of 28% (9M/2010: 34%).

The Q3/2011 result before taxes amounted to EUR 1.8m compared with EUR 54.3m in Q2/2011 and EUR 82.8m in Q3/2010. The Company recorded a net finance income in Q3/2011 of EUR 1.2m. The nine months result before taxes of EUR 131.3m in 9M/2011 compares to EUR 190.3m in 9M/2010, after a year on year decrease by 31%, with a net finance income of EUR 1.5m in 9M/2011 (9M/2010: EUR 0.7m).

AIXTRON recorded a tax expense of EUR 1.8m in Q3/2011 (Q2/2011: EUR 16.1m; Q3/2010: EUR 26.1m) mainly due to elimination effects on intercompany transactions. The nine months 2011 tax expense amounted to EUR 40.8m, at a stable effective tax rate of 31% of the profit before tax (9M/2010: EUR 59.4m or 31%).

The net income for Q3/2011 was down to EUR 0.03m (Q2/2011: EUR 38.2m or 22% of revenues; Q3/2010: EUR 56.8m or 27% of revenues). The nine months 2011 net income came in at EUR 90.5m (19% of revenues) and was 31% down year on year, from EUR 130.9m (23% of revenues) in 9M/2010.

3.3. Development of Orders

Equipment Orders	2011	2010	+/-
(in EUR million)	9M	9M	M EUR	%
Equipment order intake	484.1	544.3	-60.2	-11
Equipment order backlog (end of period)	244.8	278.7	-33.9	-12

Against the backdrop of the rapid investment adjustments made by the Asian LED manufacturers in Q3, the equipment order intake recorded in Q3/2011 amounted to EUR 51.5m, which was 77% less than the EUR 222.2m in Q2/2011 and 74% lower in a year on year comparison (Q3/2010: EUR 200.4m). As a matter of internal policy, the 2011 order intake in US Dollars is recorded at the current 2011 budget exchange rate of 1.35 USD/EUR (2010: 1.50 USD/EUR).

The 9M/2011 equipment order intake decreased year on year by 11% and amounted to EUR 484.1m against the EUR 544.3m recorded in 9M/2010.

The decision to reduce the total equipment order backlog by EUR 100m in mid-September was taken after intense consideration of the rapidly changing market circumstances and as a result of the Management’s desire to re-establish stable and prudent ground for the order backlog.

Consequently, the revised total equipment order backlog at the end of Q3/2011 stood at EUR 244.8m, which is EUR 128.7m or 34% less (EUR 28.7m or 10% less, net of the EUR100m adjustment implemented on September 15), than the EUR 373.5m recorded at the end of Q2/2011.

Compared with the opening backlog of EUR 302.3m as of January 1, 2011, the equipment order backlog decreased by EUR 57.5m or 19%. Year on year, the order backlog decreased by EUR 33.9m or 12% (EUR 278.7m as of September 30, 2010).

Order Recognition

As a matter of strict internal policy of prudence, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1.     The receipt of a firm written purchase order and

2.     the receipt of the agreed deposit and

3.     the accessibility of the required shipping documentation and

4.     a customer confirmed agreement on a system specific delivery date.

In addition, and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to additionally assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When that Management assessment concludes, that there is an unacceptable degree of risk of realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements points 1-4 above.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2011 and December 31, 2010.

The equity ratio increased to 76% as of September 30, 2011, compared to 73% as of December 31, 2010, principally due to higher retained earnings.

AIXTRON Group’s capital expenditures of the first nine months of 2011 amounted to EUR 21.6m (9M/2010: EUR 19.1m), of which EUR 19.3m (9M/2010: EUR 18.1m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased by EUR 66.1m or 17% to EUR 318.6m (EUR 190.7m + EUR 127.9m cash deposits) as of September 30, 2011 compared to EUR 384.7m (EUR 182.1m + EUR 202.6m cash deposits) as of December 31, 2010. This decrease was mainly due to lower advance payments from customers at currently low order levels, high work in progress and the dividend payment of EUR 60.7m in Q2/2011. Those effects were not fully offset by the cash inflow of the period.

The value of property, plant and equipment increased to EUR 89.9m as of September 30, 2011 (EUR 77.9m as of December 31, 2010), principally due to investments in R&D.

The decrease in the value of goodwill from EUR 62.2m as per December 31, 2010 to EUR 61.7m as per September 30, 2011 resulted purely from currency translation adjustments. There were no additions or impairments in the first nine months of 2011.

The value of other intangible assets decreased from EUR 7.0m as per December 31, 2010 to EUR 6.6m as per September 30, 2011. The recorded differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, increased by 53% from EUR 167.2m as of December 31, 2010 to EUR 255.5m as of September 30, 2011, mainly due to customer delayed delivery plans.

In the nine months reporting period, retained advance payments from customers have decreased by EUR 24.2m, or 21%, from EUR 117.5m as of December 31, 2010 to EUR 93.3m as of September 30, 2011, and are 11% down sequentially from the end of Q2/2011 (EUR 104.6m). This is mainly due to lower order volume levels.

Trade receivables decreased from EUR 88.4m as of December 31, 2010 to EUR 34.9m as of September 30, 2011, as a result of reduced shipments in the third quarter.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•      Increasing adoption of LEDs for exterior, public street and commercial lighting.

•      Increased adoption of LEDs for consumer and residential general lighting applications.

Mid Term

•      Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•      Increased emergence and further development of plastic electronics/flexible organic TFT backplanes.

•      Development of next generation NAND, DRAM and PRAM memory devices.

•      Increased development activity for specialized compound solar cell applications.

Long Term

•      Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•      Progress in the convergence development of complex compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•      Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•      Development of UV LED applications e.g. for water purification.

•      Development of GaN on Silicon based devices for energy efficient power electronics.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2010 and in the section “Risk Factors” in AIXTRON’s 2010 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2011. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

During the first nine months of 2011, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2010 Annual Report/20-F Report referred to above.

6. Outlook

On September 15, 2011; the Company issued a public notification of our decision to adjust our full-year guidance to reflect the current market environment arising from the deteriorating macroeconomic conditions in the third quarter 2011 and the consequently more cautious investment activities, especially by Asian customers,

In 2011, we expect to generate revenues of EUR 600m — 650m and an EBIT margin of circa 25-30%. This guidance reflects our opinion on conversion risk, purchase order delays and deferred system delivery requests into 2012 by several customers.

We are not expecting any further significant investments into backlighting capacity but we do expect to see increasing equipment investments for LEDs in general lighting applications. Additionally, we no longer expect that subsidized regional demand from within Asia for our systems will necessarily bridge the short term gap between the end of the backlighting investment cycle and the expected acceleration of the emerging LED general lighting investment cycle.

However, the very positive customer response to the Company’s recent new MOCVD CRIUS® II-L product release encourages the AIXTRON Management conviction that the imminence of an emerging LED lighting industry in conjunction with initiatives such as the Chinese 5 year plan and the Korean 60/20 initiative continues to support the positive outlook for the LED industry and AIXTRON’s contribution to that growth.

Although the precise timing of significant LED general lighting investment remains unclear, there are already some encouraging signs supported by government initiatives and positive product pricing developments.

Any acceleration of investments into LED lighting applications will positively influence AIXTRON’s business outlook and consequently, we believe that our LED production equipment will remain the most prominent element of our future revenues.

In the meantime, we will continue to leverage our operational flexibility to cut costs and adjust our operations in line with our revised sales projections. Our objective remains to draw on this flexibility to protect our ability to make efficient use of our cash in order to maintain our strong balance sheet position.

We will also continue to closely watch the volatile USD/EUR exchange rate development and the potential consequential effects on the Company’s revenues and profitability and will, where possible, economically and expediently, employ appropriate financial instruments to mitigate potential risk.

During the remaining three months of the year, we plan to continue to invest into R&D laboratory equipment, into the expansion of our activities in China and into the completion of our new R&D center building in Herzogenrath, Germany.

AIXTRON carries no debt and we continue to believe that our Company has sufficient funds and instruments in place to ensure that the foreseeable needs of the business can be met.

As at September 30, 2011, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands	9M/2011	9M/2010	+/-	Q3/2011	Q3/2010	+/-

Revenues	470,842	559,091	-88,249	89,810	212,742	-122,932
Cost of sales	251,162	264,618	-13,456	51,159	102,148	-50,989
Gross profit	219,680	294,473	-74,793	38,651	110,594	-71,943

Selling expenses	25,002	39,943	-14,941	7,172	14,786	-7,614
General administration expenses	24,909	21,766	3,143	7,353	7,694	-341
Research and development costs	35,775	33,481	2,294	11,821	11,761	60
Other operating income	2,276	3,658	-1,382	710	6,455	-5,745
Other operating expenses	6,499	13,382	-6,883	12,395	164	12,231
Operating result	129,771	189,559	-59,788	620	82,644	-82,024

Finance Income	2,725	1,548	1,177	1,190	467	723
Finance Expense	1,188	847	341		270	-270
Net Finance Income	1,537	701	836	1,190	197	993
Result before taxes	131,308	190,260	-58,952	1,810	82,841	-81,031

Taxes on income	40,829	59,402	-18,573	1,778	26,073	-24,295
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	90,479	130,858	-40,379	32	56,768	-56,736

Basic earnings per share (EUR)	0.90	1.31	-0.41	0.00	0.57	-0.57
Diluted earnings per share (EUR)	0.89	1.29	-0.40	0.00	0.56	-0.56

2. Consolidated Statement of other Comprehensive Income

in EUR thousands	9M/2011	9M/2010	+/-	Q3/2011	Q3/2010	+/-

Profit or Loss	90,479	130,858	-40,379	32	56,768	-56,736

Losses/gains from derivative financial instruments before taxes	-627	3,101	-3,728	-5,546	20,727	-26,273
Deferred taxes	395	-690	1,085	1,085	-6,109	7,194
Currency translation adjustment	-1,098	-1,386	288	11,981	-13,648	25,629
Other comprehensive income	-1,330	1,025	-2,355	7,520	970	6,550
Total comprehensive income attributable to equity holders of AIXTRON SE	89,149	131,883	-42,734	7,552	57,738	-50,186

3. Consolidated Statement of Financial Position

in EUR thousands	30.09.2011	31.12.2010	30.09.2010
Assets
Property, plant and equipment	89,925	77,910	49,554
Goodwill	61,711	62,201	60,783
Other intangible assets	6,550	6,977	7,759
Other non-current assets	675	807	777
Deferred tax assets	16,353	19,469	18,696
Tax assets	334	332	373
Total non-current assets	175,548	167,696	137,942
Inventories	255,513	167,221	153,246
Trade receivables less allowance kEUR 412 (2010: kEUR 382; Q3 2010 kEUR 364)	34,882	88,407	63,948
Current tax assets	21,344	696	186
Other current assets	26,658	14,707	17,312
Other financial assets	127,906	202,587	181,970
Cash and cash equivalents	190,688	182,118	262,584
Total current assets	656,991	655,736	679,246
Total assets	832,539	823,432	817,188

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 100,708,602 (2010: 100,100,941; Q3 2010 99,993,949)	100,709	100,101	99,994
Additional paid-in capital	273,661	267,070	265,687
Retained earnings	274,253	244,488	182,168
Income and expenses recognised in equity	-12,665	-11,335	-12,539
Total shareholders’ equity	635,958	600,324	535,310
Employee benefits	0	17	1,157
Other non-current liabilities	211	636	84
Other non-current accruals and provisions	38	387	489
Deferred tax liabilities	0	0	288
Total non-current liabilities	249	1,040	2,018
Trade payables	42,881	39,643	43,312
Advance payments from customers	93,275	117,477	166,372
Other current accruals and provisions	33,009	43,536	41,266
Other current liabilities	19,952	4,034	6,678
Current tax liabilities	7,179	17,342	22,198
Deferred revenues	36	36	34
Total current liabilities	196,332	222,068	279,860
Total liabilities	196,581	223,108	281,878
Total liabilities and shareholders’ equity	832,539	823,432	817,188

4. Consolidated Statement of Cash Flows

in EUR thousands	9M/2011	9M/2010		Q3/2011	Q3/2010
Cash inflow from operating activities
Net income for the period (after taxes)	90,479	130,858	-40,379	32	56,768	-56,736
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	4,028	2,703	1,325	1,389	834	555
Depreciation and amortization expense	9,418	11,204	-1,786	3,050	4,960	-1,910
Net result from disposal of property, plant and equipment	-15	1	-16	2	0	2
Deferred income taxes	3,261	-2,543	5,804	5,013	11,327	-6,314

Change in
Inventories	-88,880	-64,565	-24,315	-67,570	-26,204	-41,366
Trade receivables	52,489	-14,269	66,758	61,234	22,592	38,642
Other assets	-33,256	-901	-32,355	-18,588	13,895	-32,483
Trade payables	3,466	20,861	-17,395	1,713	11,769	-10,056
Provisions and other liabilities	-4,531	18,662	-23,193	5,573	-26,696	32,269
Non-current liabilities	-774	-4,446	3,672	-107	-122	15
Advance payments from customers	-23,327	77,885	-101,212	-11,506	11,543	-23,049
Cash inflow from operating activities	12,358	175,450	-163,092	-19,765	80,666	-100,431

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-19,277	-18,066	-1,211	-8,170	-3,641	-4,529
Capital expenditures in intangible assets	-2,299	-1,016	-1,283	-1,730	0	-1,730
Proceeds from disposal of fixed assets	417	38	379	375	0	375
Bank deposits with a maturity of more than 90 days	74,251	-93,602	167,853	13,055	-53,602	66,657
Cash inflow/outflow from investing activities	53,092	-112,646	165,738	3,530	-57,243	60,773

Cash inflow/outflow from financing activities
Dividend paid to shareholders	-60,714	-15,782	-44,932	0	-34	34
Proceeds from issue of equity shares	3,171	2,977	194	48	14	34
Cash inflow/outflow from financing activities	-57,543	-12,805	-44,738	48	-20	68

Effect of changes in exchange rates on cash and cash equivalents	662	1,393	-731	4,539	-2,005	6,544
Net change in cash and cash equivalents	8,569	51,392	-42,823	-11,648	21,398	-33,046
Cash and cash equivalents at the beginning of the period	182,118	211,192	-29,074	202,335	241,186	-38,851
Cash and cash equivalents at the end of the period	190,687	262,584	-71,897	190,687	262,584	-71,897

Interest paid	-136	-189	53	4	-68	72
Interest received	2,242	1,387	855	926	575	351
Income taxes paid	-66,196	-55,473	-10,723	-13,941	-26,587	12,646
Income taxes received	1,282	68	1,214	207	0	207

5. Consolidated Statement of Changes in Equity

	Income and expense recognised directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total
Balance at January 1, 2011	100,101	267,070	-10,995	-340	244,488	600,324
Dividends to shareholders					-60,714	-60,714
Share based payments		4,028				4,028
Issue of shares for options	608	2,563				3,171
Net income for the period					90,479	90,479
Other comprehensive income			-1,098	-232		-1,330
Total comprehensive income			-1,098	-232	90,479	89,149
Balance at September 30, 2011	100,709	273,661	-12,093	-572	274,253	635,958

	Income and expense recognised directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total
Balance at January 1, 2010	99,588	260,413	-12,449	-1,115	67,092	413,529
Dividends to shareholders					-15,782	-15,782
Share based payments		2,703				2,703
Issue of shares for options	406	2,571				2,977
Net income for the period					130,858	130,858
Other comprehensive income			-1,386	2,411		1,025
Total comprehensive income			-1,386	2,411	130,858	131,883
Balance at September 30, 2010	99,994	265,687	-13,835	1,296	182,168	535,310

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd. (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); AIXTRON China Ltd., Shanghai (P.R. China) and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). In comparison with December 31, 2010, AIXTRON China Ltd., Shanghai has been added to the consolidated group of companies.

AIXTRON China Ltd. was established on January 31, 2011 and commenced trading in June 2011. It has paid-in share capital of RMB 3.5m, approximately EUR 0.4m. No goodwill has been recognized on consolidation of this entity. From establishment until Sep. 30, 2011, the entity recorded revenues of EUR 1.3m with a net profit after tax of EUR 41k.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2011	418,884	21,142	30,816	470,842
	9M/2010	521,582	16,258	21,251	559,091
Segment assets (property, plant and equipment)	30/09/11	821	86,318	2,786	89,925
	30/09/10	344	45,796	3,414	49,554

3. Stock Option Plans

In the first nine months of 2011, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	30/09/11	Exercised	Expired/Forfeited	31/12/10
Stock options	3,855,801	607,661	23,072	4,486,534
Underlying shares	4,523,278	607,661	23,813	5,154,752

AIXTRON ADS	30/09/11	Exercised	Expired/Forfeited	31/12/10
Stock options	6,610	0	0	6,610
Underlying shares	6,610	0	0	6,610

4. Employees

The total number of employees rose from 766 on September 30, 2010 to 926 persons on September 30, 2011 reflecting the higher business activity levels.

	2011		2010		+/-
Employees by Region	Sep. 30%		Sep. 30%		abs.	%
Asia	184	20	151	20	33	22
Europe	615	66	511	67	104	20
USA	127	14	104	13	23	22
Total	926	100	766	100	160	21

	2011		2010		+/-
Employees by Function	Sep. 30%		Sep. 30%		abs.	%
Sales	84	9	61	8	23	38
Research and Development	302	33	254	33	48	19
Manufacturing and Service	419	45	356	47	63	18
Administration	121	13	95	12	26	27
Total	926	100	766	100	160	21

5. Management

In comparison to December 31, 2010, the composition of the Company’s Supervisory Board as at September 30, 2011 has changed as described here: At the first Ordinary General Meeting of AIXTRON SE following the conversion from AIXTRON AG, a new AIXTRON SE Supervisory Board was elected on May 19, 2011. Mr. Kim Schindelhauer was elected as Chairman, Dr. Holger Jürgensen as Deputy Chairman. The following persons were elected as members of the Supervisory Board: Prof. Dr. Petra Denk, Prof. Dr. Wolfgang Blättchen and Prof. Dr. Rüdiger von Rosen.

There were no changes in the composition of the Company’s Executive Board compared to December 31, 2010.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2011.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended September 30, 2011 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, October 2011

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: October 27, 2011

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO